UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

OCERA THERAPEUTICS, INC.

(Name of Subject Company)

MEH ACQUISITION CO.

(Offeror)

A Wholly-Owned Subsidiary of

MAK LLC

(Offeror)

A Wholly-Owned Subsidiary of

MALLINCKRODT PUBLIC LIMITED COMPANY

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Michael-Bryant Hicks, Esq.

General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042 USA

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$53,872,859.04	$6,707.17

*	Estimated for purposes of calculating the filing fee only. Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the product of (i) $1.68, the average of the high and low sales prices per share of Ocera Therapeutics, Inc. (“Ocera”) common stock on November 3, 2017, as reported by Nasdaq, and (ii) 32,067,178, the maximum number of shares of Ocera common stock that may be outstanding immediately prior to the consummation of the offer and the merger (which includes 26,514,134 shares of outstanding Ocera common stock, 3,549,358 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding options, 863,686 shares of Ocera common stock that may become outstanding as a result of exercise of Ocera’s outstanding warrants and 1,140,000 shares of Ocera common stock that may become outstanding as a result of vesting of Ocera’s outstanding restricted stock units). The information relating to the number of shares of Ocera common stock is based on information provided by Ocera as of October 30, 2017.
**	The filing fee was calculated in accordance with Rule 0-11(d) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 6,707.17	Filing Party: MEH Acquisition Co., MAK LLC and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: November 9, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, MEH Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and a wholly-owned subsidiary of Mallinckrodt, with the Securities and Exchange Commission on November 9, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”), at a price of $1.52 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, calculated as described in the offer to purchase dated November 9, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and currently estimated to be up to $2.58 per CVR, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase has been amended and supplemented to insert the following new paragraph after the current last paragraph under such section:

“Certain Litigation. On November 17, 2017, Anthony Franchi, alleging himself to be a stockholder of Ocera, filed a putative class action complaint in the United States District Court for the Northern District of California, captioned Anthony Franchi v. Ocera Therapeutics, Inc. et al., Case No. 3:17-cv-06636 (the “Franchi Complaint”) against Ocera, all members of the Ocera Board, Mallinckrodt, Purchaser, and Parent. Among other things, the Franchi Complaint alleges that Defendants misrepresented and/or omitted to state material information in the Schedule 14D-9, rendering it false and misleading and in violation of the Exchange Act and related regulations. In addition, the Franchi Complaint alleges that the members of the Ocera Board and Mallinckrodt acted as controlling persons of Ocera within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Schedule 14D-9. The Franchi Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of the Transactions if they have already been consummated or rescissory damages, an order directing Ocera to file a solicitation statement that does not contain any untrue statement of material fact and states all material facts required in order to make the statements contained therein not misleading, a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder and an award of costs, including attorneys’ fees and experts’ fees. Similar cases may also be filed in connection with the proposed merger.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 9, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

Exhibit No.	Description

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Ocera Therapeutics, Inc. on November 2, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(G)	Presentation of Mallinckrodt plc – Mallinckrodt Strategic Acquisition – Ocera Therapeutics, dated November 2, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on November 2, 2017).

(a)(1)(H)	Summary Advertisement as published in The New York Times on November 9, 2017.*

(d)(1)	Agreement and Plan of Merger, dated as of November 1, 2017, by and among MEH Acquisition Co., MAK LLC, Ocera Therapeutics, Inc. and, for limited purposes, Mallinckrodt plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(2)	Mutual Non-Disclosure Agreement, dated January 20, 2017, by and between Ocera Therapeutics, Inc. and Mallinckrodt LLC.*

(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MEH ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	Senior Vice President, Finance and Corporate Controller